Exhibit (E)(27)

ASSIGNMENT OF LIMITED LIABILITY COMPANY INTEREST

     This Assignment (the “Assignment”) of Limited Liability Company Interest dated for identification purposes December 16, 2002, by CALPROP CORPORATION, a California corporation (“Assignor”) in favor of JAMS MANAGEMENT, a California Limited Partnership (“Assignee”), is made with reference to the following recitals and is as follows:

RECITALS

A.	As used herein, the term “Operating Agreement” means the Amended and Restated Operating Agreement of RGC Carmel Country Associates, LLC dated for identification purposes January 21, 2000. Capitalized terms not defined herein shall have the meanings ascribed thereto in the Operating Agreement.

B.	Assignor is a Member of RGC Carmel Country Associates, LLC, a California limited liability company (the “Company”).

C.	Assignor desires to assign to Assignee a 6.125% Economic Interest in the Company (the “Assigned Economic Interest”).

NOW THEREFORE, for and in consideration of the payment to Assignor of $500,000:

1.	Assignment. Assignor hereby assigns the Assigned Economic Interest to Assignee.

2.	Assignor’s Warranties. Assignor warrants to Assignee that (i) it has the full right, title and interest in and to the Assigned Economic Interest and the power and right to assign the Assigned Economic Interest to Assignee, and (ii) it is the sole owner of the Assigned Economic Interest, free and clear of any security interest, charges or encumbrances of any nature whatsoever.

3.	Effective Date. For the purposes of Sections 8.2(a) and 8.10 of the Operating Agreement, and for all other purposes, this Assignment shall be effective January 1, 2003.

Executed as of the day and year first above written.

CALPROP CORPORATION, a California corporation
By:	/s/ Mark F. Spiro, CFO
Mark F. Spiro, CFO
[Printed Name and Title]